Exhibit 99.3

FLJ Group Limited

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON September 18, 2023 (OR ANY ADJOURNMENTS THEREOF)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of FLJ Group Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued class A ordinary shares, par value US$0.00001 per share and class B ordinary shares, par value US$0.00001 per share of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held on September 18, 2023 at 9:30 a.m. (Beijing time) at 4th Meeting Room, Marriott Nantong (69 Chongzhou Road, Nantong, China), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 17, 2023 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each holder of class A Ordinary Shares is entitled on a poll to one vote for every such fully paid share held by him and each holder of class B Ordinary Shares is entitled on a poll to ten votes for every such fully paid share held by him. The quorum for the AGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act directly through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. The resolution put to the vote at the AGM will be decided by poll.

The Ordinary Shares represented by all properly executed proxies and returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote or abstain the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialled on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted or abstained by the persons named therein in accordance with their discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Company’s Shanghai office at Room 707, 917 East Longhua Road, Huangpu District, Shanghai, Attention: Chengcai Qu, by email to ccqu@qk365.com as soon as possible and in any event no later than 9:30 a.m on September 15, 2023 (Beijing time) or (ii) by attending and voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Shanghai office at Room 707, 917 East Longhua Road, Huangpu District, Shanghai, Attention: Chengcai Qu, by email to ccqu@qk365.com as soon as possible and in any event no later than 9:30 a.m. September 15, 2023 (Beijing time).

FLJ Group Limited

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to Be Held on September 18, 2023
(or any adjourned meeting thereof)

We, ___________________________________________________________________________________ of _________________________________________________________________________________, being the registered holder of ___________________________ Class A ordinary shares, par value US$0.00001 per share / ______________________________ Class B ordinary shares, par value US$0.00001 per sharei (collectively, as the case may be, the “Ordinary Shares”) of FLJ Group Limited (“the Company”) hereby appoint ____________________________________________________, or failing him/her, the Chairman of the AGMii, as our proxy to attend, vote and act on our behalf at the annual general meeting of the Company to be held on September 18, 2023 at 9:30 a.m. (Beijing time), and at any adjournment(s) thereof. Our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the AGM Notice as indicated below, or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fitiii:

No.	ORDINARY RESOLUTIONiv	FOR	AGAINST	ABSTAIN
1.	That:

(a) each issued and unissued share of the Company with a par value of US$0.00001 each be sub-divided into 100 shares of a par value of US$0.0000001 each (the “Share Subdivision”), such that immediately following the Share Subdivision becoming effective, the authorised share capital of the Company shall be changed from (i) US$500,000 divided into 50,000,000,000 shares of a nominal or par value of US$0.00001 each, of which 37,500,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.00001 each, 2,500,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.00001 each, and 10,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.00001 each, to (ii) US$500,000 divided into 5,000,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 1,000,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each;

(b) immediately following the Share Subdivision becoming effective, 500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each not having been taken up or agreed to be taken up by any person be cancelled (the “Capital Diminution”), and the amount of the authorised share capital of the Company be diminished by US$50,000, namely from US$500,000 to US$450,000; and following the Capital Diminution, the authorised share capital of the Company shall become US$450,000 divided into 4,500,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each; and

(c) immediately following the Capital Diminution becoming effective, the authorised share capital of the Company be increased from (i) US$450,000 divided into 4,500,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, to (ii) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, by the creation of an additional 4,750,000,000,000 unissued Class A Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A Ordinary Shares and 750,000,000,000 unissued Class B Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B Ordinary Shares.

Dated__________, 2023	Signature(s)[v]

i Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates and strike out as appropriate if non-applicable. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

ii If any proxy other than the Chairman of the AGM is preferred, strike out the words “the Chairman of the AGM” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

iii IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly put to the meeting (or any adjournment thereof) other than those referred to in the AGM Notice.

iv The full text of the resolution is set out in the AGM Notice.

v This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.